FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Desai, Rohit M.	2. Issuer Name and Ticker or Trading Symbol SITEL Corporation SWW		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Desai Capital Management Incorporated 410 Park Avenue, Suite #830	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 26, 2003
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/26/03		P		5,000	A	$1.104	40,000	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Buy								(1)	(1)	Common Stock	12,000	6.3745	12,000	D
Option to Buy								(2)	(2)	Common Stock	10,000	2.51	10,000	D
Option to Buy								(3)	(3)	Common Stock	10,000	2.77	10000	D
Phantom stock units	1 for 1							(4)	(4)	Common Stock	41,999.3731	(4)		D
Phantom stock units	1 for 1							(5)	(5)	Common Stock	9,181.3691	(5)		D
Phantom stock units	1 for 1	2/27/03		A		1,333.3333		(6)	(6)	Common Stock	1,333.3333	1.125	52,514.0755	D

Explanation of Responses:

(1) The option is exercisable as to 6,000 of such shares beginning on each of the dates of the stockholders annual meetings in 2001 and 2002 and expires April 21, 2010. The option is subject to the terms and provisions in the option agreement and the SITEL Corporation 1999 Stock Incentive Plan, as amended (the "1999 Plan").
(2) The option is fully exercisable beginning on May 4, 2002 and expires May 4, 2011 and is subject to the terms and provisions in the option agreement and the 1999 Plan.
(3) The option is fully exercisable beginning on May 3, 2003 and expires May 3, 2012 and is subject to the terms and provisions in the option agreement and the 1999 Plan.
(4) The phantom stock units were credited to the reporting person's account under the SITEL Corporation 2001 Director Deferred Compensation Plan on various dates during 2001 and 2002 at prices ranging from $0.95 to $3.325, as previously reported on Forms 4 and 5. The units are to be settled in stock when the reporting person ceases to be a director.
(5) The phantom stock units were credited to the reporting person's account under the SITEL Corporation 2001 Director Deferred Compensation Plan on various dates during 2003 at prices ranging from $1.090 to $1.300, as previously reported on Forms 4. The units are to be settled in stock when the reporting person ceases to be a director.
(6) The phantom stock units were credited to the reporting person's account under the SITEL Corporation 2001 Director Deferred Compensation Plan. The units are to be settled in stock when the reporting person ceases to be a director.

By: /s/ Teresa A. Beaufait, Attorney-in-Fact for Rohit M. Desai Teresa A. Beaufait, Attorney-In-Fact for Rohit M. Desai **Signature of Reporting Person	February 26, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

for Forms ID, 3, 4 and 5

pursuant to Section 16 of the Securities and Exchange Act of 1934

 KNOW ALL MEN BY THESE PRESENTS, that I hereby constitute and appoint Teresa A. Beaufait, as my true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for me and in my name, place, and stead as a director, officer or beneficial owner of more than 10% of the common stock of SITEL Corporation, to sign and file (whether electronically or in paper copy) on my behalf, pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, any and all Forms ID, 3, 4 and 5, and any amendment thereto, with the United States Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary with respect to such Forms ID, 3, 4 and 5 as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that any such attorney-in-fact and agent, or her substitute or substitutes, lawfully may do or cause to be done by virtue of this power of attorney.  This power of attorney shall remain in effect through December 31, 2003, unless earlier revoked in writing by the undersigned in which case such revocation shall be effective upon receipt by the undersigned.

 Dated:  September 1, 2002.

     s/

     Rohit M. Desai